FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 14, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of Annual General Meeting

14 May 2013

Following the Annual General Meeting held today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolutions 17 and 19 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive and approve the accounts for the year ended 31 December 2012 and the reports of the directors and auditors thereon	20,259,402,316	99.68	64,189,012	0.32	83.13	21,969,652
Resolution 2 To approve the Remuneration Report for year ended 31 December 2012	20,058,440,088	99.32	138,246,040	0.68	82.61	148,371,848
Resolution 3 To re-elect Sandy Crombie as a director	20,309,140,988	99.90	19,952,940	0.10	83.15	16,257,584
Resolution 4 To re-elect Alison Davis as a director	20,310,673,820	99.91	18,629,452	0.09	83.15	16,205,336
Resolution 5 To re-elect Tony Di Iorio as a director	20,309,804,152	99.90	19,452,812	0.10	83.15	16,314,644
Resolution 6 To re-elect Philip Hampton as a director	20,246,481,144	99.86	29,243,136	0.14	82.93	69,829,040
Resolution 7 To re-elect Stephen Hester as a director	20,308,040,768	99.89	21,679,108	0.11	83.15	15,795,804
Resolution 8 To re-elect Penny Hughes as a director	20,310,571,368	99.91	18,887,848	0.09	83.15	16,140,568
Resolution 9 To re-elect Brendan Nelson as a director	20,255,850,732	99.64	73,436,884	0.36	83.15	16,273,828
Resolution 10 To re-elect Baroness Noakes as a director	20,308,922,768	99.90	20,470,656	0.10	83.15	16,208,360
Resolution 11 To re-elect Art Ryan as a director	20,260,416,348	99.66	68,851,348	0.34	83.15	16,328,444
Resolution 12 To re-elect Bruce Van Saun as a director	20,309,550,436	99.90	19,762,404	0.10	83.15	16,288,912
Resolution 13 To re-elect Philip Scott as a director	20,310,002,036	99.91	19,000,648	0.09	83.15	16,518,048
Resolution 14 To re-appoint Deloitte LLP as auditors	20,246,536,684	99.64	72,150,672	0.36	83.11	26,832,288
Resolution 15 To authorise the Group Audit Committee to fix the remuneration of the auditors	20,309,885,048	99.96	8,778,848	0.04	83.11	26,913,968
Resolution 16 To renew the directors' authority to allot securities	20,138,680,456	99.11	180,322,640	0.89	83.11	26,581,720
Resolution 17 To renew the directors' authority to allot equity securities on a non pre-emptive basis	20,321,690,432	99.96	7,744,948	0.04	83.15	16,080,404
Resolution 18 To renew and extend the directors' authority to offer shares in lieu of a cash dividend	20,324,261,204	99.97	5,674,252	0.03	83.15	15,624,692
Resolution 19 To permit the holding of General Meetings at 14 days' notice	19,985,425,236	98.30	344,833,172	1.70	83.15	15,226,764
Resolution 20 To authorise political donations and expenditure by the Group in terms of Section 366 of the Companies Act 2006	20,019,921,340	98.48	308,501,440	1.52	83.15	17,110,288
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions 16, 17, 18, 19 and 20 will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

As at 10 May 2013 (being the latest date by which shareholders who wanted to attend, speak and vote at the Annual General Meeting must have been entered on the company's Register of Members) the issued share capital of the company conferring the right to vote at the Annual General Meeting consisted of 6,111,304,930 ordinary shares carrying four votes each on a poll, 400,000 5.5 per cent. cumulative preference shares carrying four votes each on a poll and 500,000 11 per cent. cumulative preference shares carrying four votes each on a poll. Therefore, the total number of voting rights in the company as at 10 May 2013 was 24,448,819,720.

Contact

Group Media Centre
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary